March 26, 2013

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Re: Haemonetics Corporation
Form 10-K for the Year Ended March 31, 2012
Filed May 22, 2012
Response submitted February 20, 2013
Form 10-Q for the Quarterly Period Ended December 29, 2012
Filed February 1, 2013
File No. 001-14041

Dear Mr. Mancuso,

Please find our responses to the questions contained in your letter dated March 7, 2013 below. We have aligned our responses with the numbering of your March 7, 2013 letter.

Question 1:

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.
We note your CEO's statement in your January 30, 2013 conference call that you “will continue to ramp spending in the final quarter of this year as [you] focus on investing in those areas that represent greater growth potential, areas such as emerging markets, TEG clinical trials to accelerate market penetration, and incremental resources focused on delivering blood management solutions” and your CFO's statement about a “ramp up in R&D spending in the fourth quarter.” Please provide us your analysis of how this Form 10-Q clearly provides all required disclosure about this fourth quarter increase in spending. Note that Regulation S-K Item 303(a) (3) (ii) requires disclosure of known trends or uncertainties that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations, and also states: If the registrant knows of events that will cause a material change in the relationship between costs and revenues…, the change in the relationship shall be disclosed.

RESPONSE:

1.
In our Second Quarter Form 10-Q on page 25 we did anticipate increases in research and development and operating expenses in the second half of the fiscal year following the completion of the whole blood acquisition. In our third quarter, our total operating expenses increased from $92 million to $97 million, substantially incorporating the referenced increase in operating expenses into our trend. We did not disclose an anticipated increase in research and development expenses in our Third Quarter Form 10-Q as we did not expect a material change in the level of total operating expenses from the Third Quarter to the Fourth Quarter. We do expect R&D to increase approximately $2-3 million in the fourth quarter, and expect total operating expenses to increase by approximately $2-$3 million from $97 million in the Third Quarter, to approximately $99-$100 million in the Fourth Quarter.

Question 2:

Gross Profit, page 23

2.
We note your disclosure here regarding a quality matter with the Y connector component. Please tell us the extent of installed products that include the Y connector and what warranty or other obligation you have for the related products. Also tell us with specificity what steps you and the contract manufacturer who supplied the component have taken to obtain a revised component that resolves the issue of potential leaks. Furthermore, tell us whether the component involves the assets you acquired on August 1, 2012 and, if so, what remedies you have against the seller of those assets from remaining consideration to be paid for the acquisition or otherwise.

Response:

2. The defective Y connector is a relatively small $ value (approximately $0.10) component that is used in most of our single use whole blood disposable collection kits that are sold around the world. The Y connector represents approximately 1% of the average manufactured cost of a finished single use whole blood collection kit. These kits are generally consumed rapidly by our customers.

Two defective mold cavities in one of two high cavity production tools were identified as the root cause of the defect. While we could trace the components to the high cavity tool, we could not trace them to the impacted mold cavities once the impacted Y connectors were introduced into finished products. Therefore, all finished products that contained Y connectors made on the high cavity tool with the defective cavities were deemed - “Affected”. As a result many more units of inventory were deemed - “Affected”, than actually contained a defective component. This high cavity mold was taken out of production and the defective cavities were repaired and revalidated. Following correction, the tool has been re-introduced into production.

On December 6th we issued a field action letter in the US. Our Medical Director, Quality and Regulatory organizations concluded that the “Affected” product was safe to continue to use, and on December 6th, we issued careful use instructions. Customers were not asked to return the product and it continued to be used in many markets under careful use. The financial exposure that we reflected in our financial statements and disclosed was principally associated with inventory reserves, not warranty obligations. Affected product that had been sold to customers but not yet used was generally used under the cautionary instructions. In certain markets where we carried higher levels of safety stock and had market specific products, sufficient product that did not contain a potentially defective Y connector was available. Accordingly our customers in those markets indicated that they did not intend to buy any “Affected” product. Our ability to rework or remediate the product was limited due to sterilization protocols. As a result we established inventory reserves for those products.

Total inventory reserves recorded were $7.8 million. The reserve was established based upon our best expectation of inventory that will not be sold. Of those inventory reserves $1.7 million was associated with inventory acquired on the date of acquisition from Pall Corporation. The balance of $6.1 million we recorded as cost of goods sold as described on page 23 of MDA in the gross profit section. We acquired the molds and the contract manufacturing relationship from Pall Corporation. A change in the high cavity mold that we believe gave rise to this defect was validated by Pall prior to the acquisition. We are pursuing all available means of financial recovery related to this inventory loss. However, no salvage or recovery value from these efforts has been recorded as we cannot currently conclude whether a favorable outcome will result.

We trust that the foregoing has been responsive to your comments.

In accordance with your request, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

HAMONETICS CORP.

/s/
Christopher Lindop
Chief Financial Officer and Vice President of Business Development